United States
Securities and Exchange Commission
Washington, D.C. 20549



SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Name of Issuer:  Fiberstars Inc.
Title of Class of Securities:  Common Stock
CUSIP Number: 315662106

Name, Address and Telephone Number of Person Authorized
To Receive Notices and Communications:
Douglas T. Granat, 3201 Old Glenview Road, Suite 235,
Wilmette, Illinois, 60091 (847) 251-8300

Date of Event which Requires Filing of this Statement:
March 7, 2001


CUSIP No. 315662106
Page 2 of 5 Pages

1. Name of Reporting Person:  Trigran Investments L.P.
                                                    IRS No. 36-3778244

2. Check the appropriate box if a member of a group (a) [ ]
                                                    (b) [ ]

3. SEC Use Only

4. Source of Funds:  WC

5. Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)  [ ]

6. Citizenship or Place of Organization:  Illinois

7. Sole Voting Power:  See Item 5(b)

8. Shared Voting Power:  See Item 5(b)

9. Sole Dispositive Power:  See Item 5(b)

10. Shared Dispositive Power:  See Item 5(b)

11. Aggregate Amount Beneficially Owned by Each
Reporting Person:  378,182

12. Check Box if the Aggregate Amount in Row (11)
Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in
Row (11):  8.86%

14.  Type of Reporting Person:  PN

CUSIP No. 315662106
Page 3 of 5

1. Name of Reporting Person:
Castle Creek Small Cap Fund L.P.
IRS No.  36-4211662

2. Check the appropriate box if a member
Of a group (a) [ ] (b) [ ]

3. SEC Use Only

4. Source of Funds:  WC

5. Check Box if Disclosure of Legal
Proceedings is Required Pursuant to
Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization Illinois

7. Sole Voting Power:  See Item 5(b)

8. Shared Voting Power:  See Item 5(b)

9. Sole Dispositve Power:  See Item 5(b)

10. Shared Dispositive Power:  See Item 5(b)

11. Aggregate Amount Beneficially Owned By Each
Reporting Person:  20,700

12. Check Box if the Aggregate Amount In Row
11 Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount
In Row 11: .49%

14. Type of Reporting Person:  PN


CUSIP No. 315662106
Page 4 of 5

Item 1.  Security and Issuer

Common Stock, No par value

Fiberstars Inc. (the "Issuer")
44259 Nobel Drive
Fremont, CA 94538

Except as expressly stated below, there have been no material
Changes in the facts and statements set forth in Schedule
13D, filed August 24, 2000.

Schedule 13D, as amended by Amendment No. 1, is sometimes
Referred to herin as Schedule 13D as amended.


Item 5  Interest in the Securities of the Issuer

(a) The aggregate number and percentage of the common
Stock of the Issuer beneficially owned by the Reporting Person as of the date of this filing is 398,882 shares or 9.35%.

(b) The Reporting Person and Trigran Investments
Inc. each have sole power to vote and sole
Power to dispose of the securities listed in (a)
Above.

Each of Douglas Granat, Lawrence Oberman, and Ken
Granat have shared power to vote shared power to Dispose of the securities listed in (a) above.

With regard to the 20,700 shares owned by Castle
Creek Small Cap Fund voting and dispositive power
Is shared with the General Partner, Castle Creek
Partners LLC.

(c) The following transactions were effected
In the securities of the Issuer from
January 7, 2001 through March 7, 2001.

CUSIP No. 315662106
Page 5 of 5


Date      Amount of Shares    Price/Share    Type

3/02/01        2,000             6.00        Open Market
3/02/01        5,000             6.06        Open Market
3/06/01        3,000             5.76        Open Market
3/07/01      117,000             4.80        Open Market
3/08/01          400             4.75        Open Market
3/09/01       30,000             4.75        Open Market

Signature

After reasonable inquiry and to the best of the Undersigned's knowledge, the undersigned certifies that The information set forth in this statement is true, Complete and correct.

March 21, 2001

TRIGRAN INVESTMENTS L.P., an Illinois limited partnership

By:  Trigran Investments, Inc., general partner

By: /s/ Lawrence A. Oberman
Lawrence A. Oberman
Vice President